SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GSE Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36227K 10 6 (CUSIP Number)

December 31, 1998

(Date of Event Which Requires Filing of this Statement)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ManTech International Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,103,784 * 6. Shared Voting Power 0 7. Sole Dispositive Power 1,103,784 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,103,784

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.2%

12.	Type of Reporting Person (See Instructions) IN

14.	Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

*	Consists of 914,794 shares of Common Stock; 39,000 shares of Issuer Series A Convertible Preferred Stock; and warrants to purchase 150,000 shares of Common Stock.

Page 2 of 10 Pages

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). George J. Pedersen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 72,800 € 6. Shared Voting Power 1,103,784 + 7. Sole Dispositive Power 72,800 8. Shared Dispositive Power 1,103,784

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,176,584

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.4%

12.	Type of Reporting Person (See Instructions) IN

14.	Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

€	Consists of 56,250 shares of Common Stock and options to purchase 16,500 shares of Common Stock.
+	Consists of amount beneficially owned by ManTech International Corporation.

Page 3 of 10 Pages

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John A. Moore, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 86,051# 6. Shared Voting Power 0 7. Sole Dispositive Power 86,051 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,501

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) IN

14.	Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

#	Consists of 83,295 shares of Common Stock and options to purchase 2,756 shares of Common Stock.

Page 4 of 10 Pages

Item 1.

(a)	Name of Issuer:

GSE Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

9189 Red Branch Road

Columbia, MD 21045

Item 2.

(a)	Name of Persons Filing:

ManTech International Corporation

George J. Pedersen

John A. Moore, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

ManTech International Corporation

12015 Lee Jackson Highway

Fairfax, VA 22033-3300

George J. Pedersen

Chairman of the Board, Chief Executive Officer and President

ManTech International Corporation

12015 Lee Jackson Highway

Fairfax, VA 22033-3300

John A. Moore, Jr.

Executive Vice President and Chief Financial Officer

ManTech International Corporation

12015 Lee Jackson Highway

Fairfax, VA 22033-3300

(c)	Citizenship:

See Item of Cover Pages

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share.

(e)	CUSIP Number:

36227K 10 6

Page 5 of 10 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned:	See Item 9 of Cover Pages

(b)	Percent of Class:	See Item 11 of Cover Pages

(c)	Number of Shares to which such person has:

	(i) Sole power to vote or direct the vote:	See Item 5 of Cover Pages

	(ii) Shared power to vote or direct the vote:	See Item 6 of Cover Pages

	(iii) Sole power to dispose or to direct the disposition of:	See Item 7 of Cover Pages

	(iv) Shared power to dispose or to direct the disposition of:	See Item 8 of Cover Pages

Each reporting person disclaims beneficial ownership of all shares as to which he or it does not have the sole power to vote and dispose.

Page 6 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Cover Pages.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Each of the undersigned agrees that this statement may be executed in one or more counterparts.

February 14, 2003
(Date)

ManTech International Corporation

By: /s/ JOHN A. MOORE, JR.
John A. Moore, Jr. Executive Vice President and Chief Financial Officer

/s/ GEORGE J. PEDERSEN
George J. Pedersen

/s/ JOHN A. MOORE, JR.
John A. Moore, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)

Page 8 of 10 Pages

Exhibit Index to Schedule 13G

Exhibit	A Joint Filing Agreement, dated as of February 13, 1997, among ManTech International Corporation, George J. Pedersen and John A. Moore, Jr.

Page 9 of 10 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of GSE Systems, Inc. and further agree that this Joint Filing Agreement, which may be executed in one or more counterparts, be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 13, 1997.

MANTECH INTERNATIONAL CORPORATION

By: /s/ John A. Moore, Jr.
John A. Moore, Jr.
Chief Financial Officer

/s/ GEORGE J. PEDERSEN
George J. Pedersen

/s/ JOHN A. MOORE, JR.
John A. Moore, Jr.

Page 10 of 10 Pages